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                                                                     EXHIBIT 4.3

December 23, 1998


To:
Amara Victor
CSK Venture Capital Ltd.
Datamark Holding, Inc.
E&M Computing Ltd.
Dr. Ed Mlavsky
C.R. Fedrick
Gemini Israel Fund L.P.
Gemul Investment Company Ltd.
Hosen Amot Ltd.
HarbourVest-Evergreen L.P.
Israel Growth Fund, L.P.
Yossi Sela
Semel Investments Ltd.
Yamaichi Uni Ven No. 6 and S-6 Investment Partnerships, c/o Phoenix Capital
   Management Co. Ltd.
The Challenge Fund-Etgar, L.P.
JAFCO CO, Ltd.
JAFCO G7A Investment Enterprize Partnership
JAFCO G7B Investment Enterprize Partnership
Gemini Israel II Parallel Fund L.P.
The Challenge Fund-Etgar L.P.
Yozma II (Israel) L.P.
Yozma II (B.V.I.) L.P.
Poalim Capital Markets (Funds) Ltd.
(the above are referenced to collectively as the "Existing Investors")

k.t. Concord Venture Fund (Cayman), L.P.
k.t. Concord Venture Fund (Israel), L.P.
k.t. Concord Venture Advisors (Cayman) L.P.
k.t. Concord Venture Advisors (Israel) L.P.
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Ladies and Gentlemen:

     This letter agreement shall replace and supersede the letter agreements providing tag-along rights to the Existing Investors dated February 12, 1996, July 2, 1997, September 4, 1997, May 18, 1998, September __, 1998 and November 17, 1998. We hereby agree as follows:

     In the event that any one of us (the "SELLER") wishes to sell any of our shares in CommTouch Software Ltd. (the "COMPANY") for value, other than a transfer by one of us to the other, to a member of our immediate families, or to a company controlled by any of us, or a sale or series of sales of shares in which a Seller sells less than 10% of the shares he holds in the Company, then the Seller shall promptly deliver to the Company and to you written notice of the proposed disposition and the basic terms and conditions thereof, including the number of shares proposed to be sold (the "TARGET SHARES"), the proposed purchase price and the identity of the proposed purchaser (the "PURCHASER").

     In the event that the Target Shares are not acquired by you or by other shareholders of the Company pursuant to the right of first refusal provisions contained in the Company's Articles of Association, then you shall, for a period of 20 calendar days following the latest date on which the Target Shares could have been acquired pursuant to such right of first refusal, have the right to notify the Seller of your intention to exercise your rights under this letter agreement and to add your shares to the shares being sold by the Seller to the Purchaser, in an amount equal to your relative share holdings in the Company and upon the same terms and conditions specified in the notice referred to in the preceding paragraph. In the event you exercise your rights hereunder, the Seller must cause the Purchaser to add such shares to the Target Shares to be purchased by the Purchaser, as part of the sale agreement, or to reduce the number of the Seller's Target Shares from the number of shares to be purchased by the Purchaser, and either conclude the transaction in accordance with such revised structure or withdraw from completing the transaction.

     The provisions of this letter agreement shall expire upon the consummation of the initial public offering of the Company, and shall expire with respect to each of us at such time as such individual holds less than 33% of the number of shares in the Company held by such individual on the date hereof. For all purposes of this letter agreement, the number of shares in the Company shall be calculated to include the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares, on an as-converted basis.

     If the foregoing correctly sets for our understanding, please countersign below and return the enclosed copy of this letter agreement.

Sincerely,